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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


================================================================================
1. Name and Address of Reporting Person*

BTR Acquisition Corporation
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

c/o BTR Incorporated, Stamford Harbor Park, 333 Ludlow Street
--------------------------------------------------------------------------------
                                    (Street)

Stamford                          Connecticut                     06902
--------------------------------------------------------------------------------
   (City)                           (State)                       (Zip)


================================================================================
2. Date of Event Requiring Statement (Month/Day/Year)


10/16/97
================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Issuer Name and Ticker or Trading Symbol

Exide Electronics Group, Inc. (XUPS)
================================================================================
5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



      --------------------------------------------------------------------

================================================================================
6. If Amendment, Date of Original (Month/Year)


================================================================================
7. Individual or Joint/Group Filing  (Check applicable line)

   [   ] Form Filed by One Reporting Person

   [ X ] Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)

-----------------------------------------------------------------------------------------------------------------------------

=============================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                     5. Owner-
                                              3. Title and Amount of Securities                      ship
                                                 Underlying Derivative Security                      Form of
                      2. Date Exercisable        (Instr. 4)                                          Derivative
                         and Expiration Date     ---------------------------------    4. Conver-     Security:
                         (Month/Day/Year)                               Amount           sion or     Direct      6. Nature of
                         ----------------------                         or               Exercise    (D) or         Indirect
                         Date       Expira-                             Number           Price of    Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                of               Derivative  (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title               Shares           Security    (Instr.5)      (Instr. 5)
-----------------------------------------------------------------------------------------------------------------------------

Option (1)               10/16/97   (2)             Common Stock           2,273,033     $29.00         D
=============================================================================================================================

Explanation of Responses:

1 On October 16, 1997, BTR plc (the "Parent"), BTR Acquisition Corporation (the "Purchaser"), an indirect wholly owned subsidiary of the Parent, entered into a Stockholder Agreement (the "Stockholder Agreement") with certain shareholders (the "Four Shareholders") of Exide Electronics Group, Inc. (the "Company"). Pursuant to the Stockholder Agreememt and upon the terms set forth therein, the Four Shareholders have agreed to tender, in accordance with the terms of the tender offer set forth in Purchaser's
     Schedule 14D-1 dated as of October 20, 1997 (the "Offer"), 2,273,033 shares (the "Specified Shares") of Common Stock, par value $.01 per
     Share (the "Common Stock"), of the Company (including 1,066,667 shares of Common Stock issuable upon conversion of Series G Convertible
     Preferred Stock, par value $.01, of the Company) owned beneficially (or of record) by such Four Shareholders. Pursuant to the Stockholder Agreement, the Four Shareholders granted the Purchaser an irrevocable option (the "Option") to purchase the Specified Shares at the offer price set forth in the Offer, which becomes exercisable upon certain terminations of the Agreement and Plan of Merger between the Parent, the Purchaser and the Company dated October 16, 1997 (the "Merger Agreement"). Pursuant to the Stockholder Agreement, the Four Share-holders granted the Parent and the Purchaser an irrevocable proxy for the Specified Shares.

2 The Option will expire 90 days after certain events that terminate the Merger Agreement, subject to certain conditions.




   /s/ David J. Stevens                                         10/23/97
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.

       Alternatively,   this  form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.


                                  Page 2 of 2

(122795DTI)